Macatawa Bank Corporation
10753 Macatawa Drive

Holland, Michigan 49424
(616) 820-1444

March 11, 2014

VIA EDGAR

Securities and Exchange Commission
   Attention: Mr. David Lin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form S-3 Registration Statement (File No. 333-193406) Request for Acceleration of Effective Date

Ladies and Gentlemen:

On January 17, 2014, Macatawa Bank Corporation ("Macatawa") filed a Form S-3 Registration Statement (File No. 333-193406) with the Securities and Exchange Commission. On March 3, 2014, Macatawa filed Amendment No. 1 to the above-referenced Form S-3 Registration Statement.

Macatawa respectfully requests that the Commission declare such Form S-3 Registration Statement (File No. 333-193406), as amended by Amendment No. 1, effective on March 13, 2014 at 4:00 p.m., Washington D.C. time, or as soon thereafter as possible.

Macatawa acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Macatawa from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.	Macatawa may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MACATAWA BANK CORPORATION

By	/s/ Jon W. Swets
Jon W. Swets Senior Vice President and Chief Financial Officer